Exhibit 99.1

ITURAN LOCATION AND CONTROL LTD. PRESENTS
RESULTS FOR FULL YEAR & FOURTH QUARTER 2018

Reports Record Full Year Revenue of $253 million and Net Profit of $65 million;
 Report Fourth Quarter adjusted EBITDA of $25 million;

AZOUR, Israel – March 11, 2019 – Ituran Location and Control Ltd. (NASDAQ: ITRN, TASE: ITRN), today announced its consolidated financial results for the fourth quarter and full year ended December 31, 2018.

Highlights of 2018
•	Closed acquisition of Road Track Holdings in mid-September;
•	Number of subscribers increased to 1,770,000 at year-end;
•	Revenue of $253.3 million, up 8% year-over-year;
•	Net income of $64.5 million, up 47% year-over-year;
•	Adjusted EBITDA of $79.2 million (31.2% of revenues), up 13% year-over-year;
•	Generated $53.2 million in full year operating cash flow;
•	Total dividends of $20 million declared to shareholders for 2018;

Highlights of the Fourth Quarter of 2018
•	Revenue of $79.2 million, up 31% year-over-year;
•	Net income of $15.2 million, up 55% year-over-year;
•	Adjusted EBITDA of $25.2 million (31.7% of revenues), up 38% year-over-year
•	Generated $18.5 million in quarterly operating cash flow;
•	Dividend of $5 million declared for the quarter;

Management Comment

Eyal Sheratzky, Co-CEO of Ituran said, “Our growth in 2018 was driven by both organic growth at Ituran as well as the consolidation of Road Track, which has significantly expanded our business. This is the first full quarter that we are reporting our results as a consolidated company. As can be seen in the results, we are now a company on a completely new scale. We have an adjusted EBITDA annual run-rate of $100 million. We also see increased potential due to the multiple top-line synergies that we are looking to harvest, throughout the regions in which we operate. We look forward to further building on our already highly successful business over the coming quarters and years.”

Fourth Quarter 2018 Results
Revenues for the fourth quarter of 2018 were $79.2 million, representing an increase of 31% compared with revenues of $60.6 million in the fourth quarter of 2017.

The significantly higher average level of the US dollar exchange rate versus the Brazilian real, the Argentinean peso and the Israeli shekel, during the quarter versus the same period last year reduced the overall revenue level in US dollar terms and had a negative impact on the reported year-over-year revenue growth rate. In local currency terms, fourth quarter revenue grew 39% year over year.

70% of revenues were from location based service subscription fees and 30% were from product revenues.

Revenues from subscription fees increased by 24% over the same period last year. In local currency terms, subscription fees grew 33% over the same period last year. The growth was driven primarily by the increase in the subscriber base which amounted to 1,770,000 as of December 31, 2018, representing a year over year increase of 610,000.

Product revenues increased by 50% compared with the same period last year, with the majority of the increase being due to the full consolidation of Road Track Holdings.

Gross profit for the quarter was $38.1 million (48.1% of revenues). This represents an increase of 25% compared with gross profit of $30.6 million (50.4% of revenues) in the fourth quarter of 2017.

The gross margin in the quarter on subscription fees was 57.9% compared with 67.0% in the same period last year. The lower margin was due to the lower average gross margin on the newly acquired subscribers. The gross margin in the quarter on products was 25.5% compared with 4.8% in the same period last year. The higher gross margin in the current quarter was due to the product mix sold during the quarter as well as the higher product gross margin from in the acquired business.

Operating profit for the quarter was $18.3 million (23.2% of revenues). Non-GAAP operating profit for the quarter was $18.9 million (23.9% of revenues). This represent an increase of 25% and 29% respectively, compared with an operating profit of $14.7 million (24.2% of revenues) in the fourth quarter of 2017. In local currency terms, the year-over-year increase was 37% and 41%, respectively.

Share in affiliates, net, during the quarter was an income of $4.2 million versus an income of $3.0 million in the same quarter of last year. In each respective quarter, the majority of this income was due to a capital gain from an investment round at Bringg, one of Ituran’s early stage mobility technology companies.

Adjusted EBITDA for the quarter was $25.2 million (31.7% of revenues), an increase of 38% compared to $18.2 million (30.1% of revenues) in the fourth quarter of 2017. In local currency terms, the increase was 50% year-over-year.

Net income in the fourth quarter of 2018 was $15.2 million (19.2% of revenues) or fully diluted earnings per share of $0.71. Net income on a non-GAAP basis in the fourth quarter of 2018 was $15.8 million (19.9% of revenues) or fully diluted earnings per share of $0.74. This represents a growth rate of 55% and 61%, respectively, compared with a net income (GAAP and non-GAAP) of $9.8 million (16.2% of revenues) or fully diluted earnings per share of $0.47 in the fourth quarter of 2017. In local currency terms the year-over-year increase was 67% and 73%, respectively.

Cash flow from operations for the quarter was $18.5 million.

On September 13, 2018, Ituran closed its acquisition of 81.3% of Road Track Holdings. In order to aid investor’s understanding of modeling Ituran following the acquisition, the consolidated fourth quarter non-GAAP financials of Ituran, which exclude revenues and costs related the purchase price allocation, are included in the table below.  For further details with regard to the reconciliation between the non-GAAP and the GAAP results please see the tables published with the press release.

US$ millions	Actual Results Fourth Quarter 2018	Non-GAAP Results Fourth Quarter 2018
Revenue	79.2	79.4
Gross Profit	38.1	39.8
EBIT	18.3	18.9
Net Profit	15.2	15.8
EBITDA	23.4	25.2

Full Year Results
Revenues for 2018 were $253.3 million, representing an increase of 8% compared with revenues of $234.6 million in 2017.

The significantly higher average level of the US dollar exchange rate versus the Brazilian real and the Argentinean peso during 2018 versus 2017 reduced the overall reported revenue level and had an impact on the year-over-year revenue growth rate in US dollar terms. In local currency terms, revenues increased by 20% year-over-year.

72% of revenues were from location based service subscription fees and 28% from product revenues.

Revenues from subscription fees increased by 7% over those of last year and in local currency terms, they increased by 23% over those of last year. Product revenues increased by 11% over those of last year.

Gross profit for the year was $127.3 million (50.3% of revenues). This represents an increase of 7% compared with gross profit of $119.4 million (50.9% of revenues) in 2017.

The gross margin in the year on subscription fees was 64.4% compared with 66.7% in the same period last year. The gross margin in the year on products was 14.6% compared with 9.5% in 2017.

Operating profit for the year was $62.4 million (24.6% of revenues). Non-GAAP operating profit for the year was $63.3 million (25.0% of revenues). This represents an increase of 10% and 12% respectively, compared with an operating profit of $56.5 million (24.1% of revenues) in 2017. In local currency terms, the year-over-year increase was 19% and 21% respectively.

Share in affiliates, net for the year was an income of $8.1 million, compared with an income of $8.5 million last year.

Adjusted EBITDA for the year was $79.2 million (31.2% of revenues), an increase of 13% compared to $70.1 million (29.9% of revenues) in 2017. In local currency terms, the increase was 23% year-over-year.

Net income on a GAAP basis in 2018 was $64.5 million (25.5% of revenues) or fully diluted earnings per share of $3.06. Net income on a non-GAAP basis was $51.6 million (20.4% of revenues) or fully diluted earnings per share of $2.45. This represents a growth rate of 47% and 18%, respectively, compared with a net profit (GAAP and non-GAAP) of $43.8 million (18.7% of revenues) or fully diluted earnings per share of $2.09 in 2017. In local currency terms, the year-over-year increase was 55% and 26%, respectively.

Cash flow from operations for 2018 was $53.2 million.

Please find below the consolidated non-GAAP and Pro-forma noon GAAP full year financials of Ituran which exclude revenues and costs related to the purchase price allocation. The Pro-forma financials assumes full consolidation of Road Track on January 1 2018. For further details with regard to the reconciliation between the non-GAAP and GAAP results please see the tables with the press release.

US$ millions	Actual Results Full Year 2018	Non-GAAP Results Full Year 2018	Non-GAAP Pro-Forma Full Year 2018
Revenue	253.3	253.6	346.3
Gross Profit	127.3	129.1	167.3
EBIT	62.4	63.3	78.0
Net Profit	64.5	51.6	57.7
EBITDA	77.5	79.2	101.4

As of December 31, 2018, the Company had cash, including marketable securities, of $53.3 million or $2.50 per share. Following the acquisition of Road Track, as of December 31, 2018, the Company had debt of $73.2 million or $3.43 per share, This is compared with cash, including marketable securities, of $40.4 million or $1.93 per share, and zero debt, as of December 31, 2017.

Dividend
For the fourth quarter of 2018, a dividend of $5.0 million was declared in line with the Company’s stated current policy of issuing at least $5 million on a quarterly basis.

For the full year of 2018, the total dividend declared including that of the fourth quarter of 2018, was $20 million, representing 31% of the full year net income.

Conference Call Information

The Company will also be hosting a conference call later today, March 11, 2019 at 10am Eastern Time.

On the call, management will review and discuss the results, and will be available to answer investor questions.

To participate, please call one of the following teleconferencing numbers. Please begin placing your calls a few minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

US Dial-in Number: 1 888 668 9141
ISRAEL Dial-in Number: 03 918 0610
CANADA Dial-in Number: 1 888 604 5839
INTERNATIONAL Dial-in Number:  +972 3 918 0610
at:
10:00am Eastern Time, 7:00am Pacific Time, 4:00pm Israel Time

For those unable to listen to the live call, a replay of the call will be available from the day after the call in the investor relations section of Ituran’s website.

Certain statements in this press release are "forward-looking statements" within the meaning of the Securities Act of 1933, as amended.  These forward-looking statements include, but are not limited to, our plans, objectives, expectations and intentions and other statements contained in this report that are not historical facts as well as statements identified by words such as "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" or words of similar meaning. These statements are based on our current beliefs or expectations and are inherently subject to significant uncertainties and changes in circumstances, many of which are beyond our control. Actual results may differ materially from these expectations due to changes in global political, economic, business, competitive, market and regulatory factors.

About Ituran

Ituran is a leader in the emerging mobility technology field, providing value-added location-based services, including a full suite of services for the connected-car. Ituran offers Stolen Vehicle Recovery, fleet management as well as mobile asset location, management & control services for vehicles, cargo and personal security for the retail, insurance industry and car manufacturers. Ituran is the largest OEM telematics provider in Latin America. Its products and applications are used by customers in over 20 countries. Ituran is also the founder of the Tel-Aviv based DRIVE startup incubator to promote the development of smart mobility technology.

Ituran's subscriber base has been growing significantly since the Company's inception to well over 1.7 million subscribers using its location based services with a market leading position in Israel and Latin America. Established in 1995, Ituran has over 3,000 employees worldwide, with offices in Israel, Brazil, Argentina, Mexico, Ecuador, Columbia, India, Canada and the United States.

For more information, please visit Ituran’s website, at: www.ituran.com

Company Contact Udi Mizrahi udi_m@ituran.com Deputy CEO &VP Finance, Ituran (Israel) +972 3 557 1348	International Investor Relations Ehud Helft ituran@gkir.com GK Investor & Public Relations (US) +1 646 201 9246

 ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2018

ITURAN LOCATION AND CONTROL LTD.

Condensed Consolidated Financial Statements
as of December 31, 2018

Table of Contents

Page

Condensed Consolidated Interim Financial Statements:

Balance Sheets	2-3

Statements of Income	4

Reconciliation of NON-GAAP results	5-6

Statements of Cash Flows	7-8

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED BALANCE SHEETS

	US dollars
	December 31,
(in thousands)	2018	2017

Current assets
Cash and cash equivalents	51,398	36,906
Investments in marketable securities	1,897	3,559
Accounts receivable (net of allowance for doubtful accounts)	54,261	41,009
Other current assets	52,983	41,394
Inventories	28,367	14,244
	188,906	137,112

Long-term investments and other assets
Investments in affiliated companies	8,574	14,839
Investments in other companies	2,772	1,382
Other non-current assets	3,222	939
Deferred income taxes	12,127	8,398
Funds in respect of employee rights upon retirement	9,497	9,627
	36,192	35,185

Property and equipment, net	50,460	39,047

Intangible assets, net (*)	39,040	38

Goodwill (*)	69,874	3,777

Total assets	384,472	215,159

(*) based on provisional measurement

ITURAN LOCATION AND CONTROL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS (cont.)

	US dollars
	December 31,
(in thousands)	2018	2017

Current liabilities
Credit from banking institutions	10,559	48
Accounts payable	23,987	23,264
Deferred revenues	37,671	12,796
Other current liabilities	32,475	29,644
	104,692	65,752

Long-term liabilities
Long term loan	62,622	-
Liability for employee rights upon retirement	14,801	14,062
Provision for contingencies	201	400
Deferred income taxes	2,636	-
Deferred revenues	8,221	1,241
Others non-current liabilities	325	475
Obligation to purchase non-controlling interests(*)	16,272	-
	105,078	16,178

Stockholders’ equity	168,195	125,790
Non-controlling interests	6,507	7,439
Total equity	174,702	133,229

Total liabilities and equity	384,472	215,159

(*) based on provisional measurement

ITURAN LOCATION AND CONTROL LTD.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31 ,
except per share data)	2018	2017	2018	2017

Revenues:
Telematics services	181,357	169,752	55,042	44,468
Telematics products	71,978	64,884	24,123	16,110
	253,335	234,636	79,165	60,578

Cost of revenues:
Telematics services	64,555	56,572	23,147	14,683
Telematics products	61,452	58,680	17,967	15,318
	126,007	115,252	41,114	30,001

Gross profit	127,328	119,384	38,051	30,577
Research and development expenses	6,223	3,160	2,496	716
Selling and marketing expenses	11,340	12,246	2,917	2,695
General and administrative expenses	47,693	47,590	14,308	12,494
Other expenses (income), net	(306)	(147)	2	(1)
Operating income	62,378	56,535	18,328	14,673
Other income (expenses), net	13,138	-	(695)	-
Financing income (expenses), net	1,236	(989)	(898)	(2,080)
Income before income tax	76,752	55,546	16,735	12,593
Income tax expenses	(17,273)	(17,705)	(4,857)	(5,317)
Share in gains of affiliated companies ,net	8,079	8,520	4,211	3,033
Net income for the period	67,558	46,361	16,089	10,309
Less: Net income attributable to non-controlling interest	(3,023)	(2,567)	(899)	(485)
Net income attributable to the Company	64,535	43,794	15,190	9,824

Basic and diluted earnings per share attributable to Company’s stockholders	3.06	2.09	0.71	0.47

Basic and diluted weighted average number of shares outstanding (in thousands)	21,077	20,968	21,342	20,968

ITURAN LOCATION AND CONTROL LTD.
RECONCILIATION OF NON-GAAP RESULTS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2018	2017	2018	2017

GAAP Revenues	253,335	234,636	79,165	60,578
Valuation adjustment on acquired deferred revenue	263	-	263	-
Non –GAAP revenue	253,598	234,636	79,428	60,578

GAAP gross profit	127,328	119,384	38,051	30,577
Gross profit adjustment	1,773	-	1,773	-
Non –GAAP gross profit	129,101	119,384	39,824	30,577

GAAP operating income	62,378	56,535	18,328	14,673
Other profit adjustments	1,773	-	1,463	-
Amortization	(837)	-	(837)	-
Non-GAAP operating income	63,314	56,535	18,954	14,673

Depreciation and amortization	15,917	13,519	6,261	3,537
Adjusted EBITDA	79,231	70,054	25,215	18,210

Net income attribute to the company's shareholders	64,535	43,794	15,190	9,824
Operation income adjustment	936	-	626	-
Capital gain on acquisition of non-controlling interest	(14,677)	-	-	-
Other transaction expenses	844	-	-	-
Non-GAAP net income attributable to Iturans' shareholders	51,638	43,794	15,816	9,824

ITURAN LOCATION AND CONTROL LTD.

Summary of NON –GAAP Financial Information

	US dollars		US dollars
(in thousands	Year ended December 31,		Three months period ended December 31,
except per share data)	2018	2017	2018	2017

revenue	253,598	234,636	79,428	60,578
Gross profit	129,101	119,384	39,824	30,577
Operation income	63,314	56,535	18,954	14,673
Net income attribute to shareholders	51,638	43,794	15,816	9,824
Adjusted EBITDA	79,231	70,054	25,215	18,210

Basic and diluted earnings per share	2.45	2.09	0.74	0.47

ITURAN LOCATION AND CONTROL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	US dollars		US dollars
	Year ended December 31,		Three months period ended December 31 ,
(in thousands)	2018	2017	2018	2017
Cash flows from operating activities
Net income for the period	67,558	46,361	16,089	10,309
Adjustments to reconcile net income to net cash from operating activities:
Depreciation, amortization and impairment of goodwill	14,608	13,519	4,642	3,537
Interest on long term credit	88	-	88	-
Loss (gains) in respect of trading marketable securities	(166)	(397)	155	(196)
Increase in liability for employee rights upon retirement	491	1,025	201	198
Share in gains of affiliated company, net	(8,079)	(8,520)	(4,211)	(3,033)
Deferred income taxes	3,285	(516)	1,874	(248)
Capital (gain) losses on sale of property and equipment, net	85	(1)	(22)	56
Capital gain on acquisition of non-controlling interests	(14,677)	-	-	-
Decrease (increase) in accounts receivable	6,182	(4,769)	8,313	4,139
increase in other current and non-current assets	(10,656)	(11,517)	(5,391)	(3,323)
Decrease in inventories	3,580	1,632	6,432	1,087
Increase (decrease) in accounts payable	(3,837)	3,751	(4,028)	2,084
Increase (decrease) in deferred revenues	(4,418)	2,238	(2,353)	(448)
Increase (decrease) in other current and non-current liabilities	(780)	1,101	(3,245)	566
Net cash provided by operating activities	53,264	43,907	18,544	14,728

Cash flows from investment activities
Increase in funds in respect of employee rights upon
retirement, net of withdrawals	(576)	(844)	(204)	(225)
Capital expenditures	(21,744)	(16,159)	(6,433)	(5,363)
Acquisition of subsidiary (Appendix A)	(68,969)	-	-	-
Investments in affiliated companies	(1,250)	(900)	-	(803)
Investments in other companies	(1,517)	(1,274)	(420)	(213)
Repayment of loans from affiliated companies	7,317	6,982	-	2,677
Proceed from long term deposit	10	450	185	318
Sale of (investment in) marketable securities	1,494	(3,255)	66	(72)
Proceeds from sale of property and equipment	381	315	40	10
Net cash used in investment activities	(84,854)	(14,685)	(6,766)	(3,671)

Cash flows from financing activities
Repayment of long term credit	(7,994)	-	(7,994)	-
Receipt of long term credit from bank institution	81,695	-	-	-
Short term credit from banking institutions, net	(1,004)	23	(970)	(102)
Dividend paid	(20,219)	(22,645)	(5,122)	(5,032)
Dividend paid to non-controlling interest	(2,709)	(1,644)	(1,192)	(472)
Net cash provided by (used in) in financing activities	49,769	(24,266)	(15,278)	(5,606)
Effect of exchange rate changes on cash and cash equivalents	(3,687)	863	(845)	(366)
Net Increase (decrease) in cash and cash equivalents	14,492	5,819	(4,345)	5,085
Balance of cash and cash equivalents at beginning of period	36,906	31,087	55,743	31,821
Balance of cash and cash equivalents at end of period	51,398	36,906	51,398	36,906

Supplementary information on financing and investing activities not involving cash flows:

During the years, 2018 and 2017, the Company purchased property and equipment in an amount US$ 11 thousand and US$ 373 thousand, respectively, using a directly related liability.

In November 2018, the Company declared a dividend in the amount of US$ 5 million.  The dividend was paid in January 2019

ITURAN LOCATION AND CONTROL LTD.

Appendix A -  Acquisitions of a subsidiary

US dollars
Year ended December 31,
(in thousands)	2018

Working capital (excluding cash and cash equivalents), net	2,084
Related parties	2,855
Intangible assets, net (*)	38,583
Property and equipment , net	11,014
Liability for employee rights upon retirement	(1,337)
Goodwill (*)	66,380
Consideration paid by issues of treasury stock	(12,038)
Deferred income taxes	4,585
Other non-current assets	2,132
Previous investments in acquired companies	(24,734)
Deferred revenues	(4,411)
Obligation to purchase non-controlling interests(*)	(16,144)

Net cash used to pay for the Acquisition	68,969

(*) based on provisional measurement